Exhibit 99.

J. P. MORGAN CHASE & CO.
And
MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.

The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 in accordance with generally accepted accounting principles.

	December 31,
(Dollars in millions)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (2)

Balance Sheet Data

Total Loans	$402,114	$214,766	$216,364	$217,444	$24,635
Total Assets	$1,157,248	$770,912	$758,800	$693,575	$185,762

Total Deposits	$521,456	$326,492	$304,753	$293,650	$39,493
Total Liabilities	$1,051,595	$724,758	$716,494	$652,476	$174,824

Allowance for Credit Losses	$7,812	$4,847	$5,713	$4,806	$370

Stockholder's Equity	$105,653	$46,154	$42,306	$41,099	$10,938

	Year Ended December 31,
(Dollars in millions)	2004 (1)	2003 (1)	2002 (1)	2001 (2)	2000 (2)

Income Statement Data

Total Net Revenue	$43,097	$33,384	$29,619	$29,344	$7,128

Provision for Credit Losses	$2,544	$1,540	$4,331	$3,182	$50

Net Revenue After
Provision for Credit Losses	$40,553	$31,844	$25,288	$26,162	$7,078

Noninterest Expense	$34,359	$21,816	$22,764	$23,596	$4,287

Income before Income Taxes	$6,194	$10,028	$2,519	$2,566	$2,791

Income Taxes	$1,728	$3,309	$856	$847	$1,160

Net Income	$4,466	$6,719	$1,663	$1,694	$1,631
(1) Amounts are consolidated financial information for J.P. Morgan Chase & Co. (successor swap counterparty to Morgan Guaranty Trust Co. of New York), from the December 31, 2004 annual report.
(2) Amounts are stand-alone financial information for Morgan Guaranty Trust Co. of New York (original swap counterparty).

J.P. Morgan Chase & Co. will provide without charge a copy of the Form 10-K for the fiscal year ended December 31, 2004 and a copy of the most recent quarterly Consolidated Reports of Condition and Income filed with the Board of Governors of the Federal Reserve System, with exhibits omitted. Written requests should be directed to: Office of the Secretary, J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

The information set forth above relates to and has been obtained from J.P. Morgan Chase & Co. The delivery of this 10-K shall not create any implication that there has been no change in the affairs of J.P. Morgan Chase & Co since the date hereof, or that the information contained herein or referred to above is correct as of any time subsequent to its date.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia on the 31st day of March, 2005.

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (KEPCO) SERIES 1997

By:	NATIONAL RURAL UTILITIES COOPERATIVE
FINANCE CORPORATION as Servicer

By:	/s/ SHELDON C. PETERSEN
Sheldon C. Petersen, Governor and
Chief Executive Officer